Consolidated Interim Financial Statements

For the three months ended June 30, 2006 and 2005

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended June 30, 2006.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	June 30, 2006	March 31, 2006
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$27,900,656	$18,753,695
Amounts receivable and prepaids	1,404,497	376,334
Inventory	902,512	942,769
	30,207,665	20,072,798
Oil and gas properties (Note 3)	33,910,659	9,155,763
Equipment	457,628	30,836
	$64,575,952	$29,259,397

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,126,411	$2,229,565

Non-current
Future income tax (Note 2)	5,329,492	-
Asset retirement obligations (Note 4)	149,644	-
	6,605,547	2,229,565

Share capital (Note 5)	70,079,499	38,424,949
Contributed surplus	716,378	709,860
Deficit	(12,825,472)	(12,104,977)
	57,970,405	27,029,832
	$64,575,952	$29,259,397

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended
	June 30
	2006	2005

Expenses
General and administrative	$461,804	$274,490
Stock option compensation	6,518	19,974
Directors and officers insurance	12,094	-
Wellhead insurance	-	5,275
Foreign exchange loss (gain)	417,074	(67,959)
Amortization	1,608	1,437
Loss before other items	(899,098)	(233,217)

Other Items
Interest income	178,603	26,179

Net loss for the period	(720,495)	(207,038)

Deficit, beginning of period	(12,104,977)	(10,679,415)

Deficit, end of period	$(12,825,472)	$(10,886,453)

Loss per share	$(0.01)	$(0.01)

Weighted average number of shares outstanding	55,806,905	26,026,081

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended
	June 30
	2006	2005

Operating Activities
Net loss for the period	$(720,495)	$(207,038)
Changes for non-cash operating items:
Amortization	1,608	1,437
Stock option compensation	6,518	19,974
	(712,369)	(185,627)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	(1,028,163)	(40,048)
Due to/from related parties	-	15,119
Accounts payable and accrued liabilities	(1,103,154)	(521,899)
Cash used in operating activities	(2,843,686)	(732,455)

Financing Activities
Issuance of common shares	28,154,550	-
Cash provided by financing activities	28,154,550	-

Investing Activities
Acquisition and exploration of oil and gas properties	(15,775,760)	(229,133)
Inventory	40,257	-
Purchase of equipment	(428,400)	(4,237)
Cash used in investing activities	(16,163,903)	(233,370)

Net increase (decrease) in cash during the period	9,146,961	(965,825)
Cash and cash equivalents – beginning of period	18,753,695	6,368,935

Cash and cash equivalents – end of period	$27,900,656	$5,403,110

See accompanying notes.

Notes to the Consolidated Interim Financial Statements
Three Months Ended June 30, 2006
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2006, with the exception of the treatment of stock-option compensation which changed during the period.

The Company continues to use the fair value method for valuing stock option grants and, under this method, compensation cost attributable to all stock options granted is measured at fair value at the grant date. Until March 31, 2006 this compensation cost was expensed in the year of grant with a corresponding increase in contributed surplus. Beginning April 1, 2006 the Company is amortizing the fair value of option grants over the vesting period of the granted options. Consideration paid upon the exercise of the stock options will be recorded as an increase to share capital together with the corresponding amounts previously recognized in contributed surplus.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to June 30, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2006.

Note 2 – Acquisition of Cheal Petroleum limited, PEP 38757 Limited and PEP 38758 Limited

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited, collectively referred to as “Cheal” all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price

Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price

Oil and gas properties	$22,175,552
Equipment	346,837
Asset retirement obligations	(157,126)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

Note 3 – Oil and Gas Properties

	Working	Net Book	Additions (Recoveries)	Net Book
	Interest	Value at	During the	Value at
	%	March 31, 2006	Period	June 30, 2006
Unproved:
New Zealand:
PMP 38153	15.00	$9,597	$11,343	$20,940
PMP 38157	33.33	4,342	1,944,644	1,948,986
PEP 38256	53.84	417,568	31,198	448,766
PEP 38258	25.00	79,167	176,095	255,262
PEP 38260	30.00	512,885	26,732	539,617
PEP 38341	35.50	523,150	-	523,150
PEP 38342	35.50	502,635	-	502,635
PEP 38732	100.00	1,000	-	1,000
PEP 38736	15.00	29,843	-	29,843
PEP 38738-S	30.50	-	20,727,318	20,727,318
PEP 38738-D	15.10	-	1,440,752	1,440,752
PEP 38741	45.00	1,637,891	-	1,637,891
PEP 38744	25.00	-	5,974	5,974
PEP 38745	83.33	554,925	(11,244)	543,681
PEP 38746	16.67	95,538	72,088	167,626
PEP 38748	33.33	-	-	-
PEP 38751	66.66	563,522	1,423	564,945
PEP 38757	100.00	2,466,661	47,689	2,514,350
PEP 38758	100.00	983,650	32,369	1,016,019
PEP 38765	38.30	690,155	57,413	747,568
PEP 38766	33.33	-	-	-
PEP 38767	100.00	83,234	156,051	239,285
New interests	-	-	35,051	35,051
Total Unproved		$9,155,763	$24,754,896	$33,910,659

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”) , PEP 38757 Limited and PEP 38758 Limited all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over riding royalty on PEP 38738-D. Subsequent to June 30, 2006 a mining permit was granted “PMP 38156” covering both PEP 38738-S and PEP 38738-D.

Refer to Note 2

Note 4 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the three months ended June 30, 2006:

Balance at March 31, 2006	$-
Acquired liability	157,126
Accretion expense	(7,482)
Balance at June 30, 2006	$149,644

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $157,126 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a risk-adjusted interest rate of 5% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 5 – Share Capital

a)	Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,154,550
Private placement, net of issue costs	5,000,000	3,500,000
	91,631,081	$70,079,499

During the first quarter of the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Note 2 and 3

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2006	942,495	$1.09
Expired during the period	(542,495)	0.93
Exercisable at June 30, 2006	400,000	$1.30

(1) The share purchase warrants that expired were denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At June 30, 2006, the following share purchase warrants are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
400,000	$1.30	September 22, 2006

c)	Incentive Stock Options

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2006	1,025,000	$0.83
Granted during the period	100,000	0.90
Outstanding at June 30, 2006	1,125,000	$0.86

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
100,000	$0.90	April 25, 2011
1,125,000

During the period ended June 30, 2006, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 4.5% to calculate an option benefit at the dates of grant of $0.39 per option share granted, amortized over the vesting period of eighteen months for a total option benefit of $6,518 being recorded for the period.

Refer to Note 7

Note 6 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 7 – Subsequent Events

On August 2, 2006 the Company granted options to acquire up to 600,000 common shares to its directors and 25,000 common shares to a consultant, vesting over eighteen months, exercisable at $0.70 per share until expiry on August 2, 2011.